Exhibit 99.3

Focus Media Continues Repurchasing of Shares, and
Chairman Announces US$11 Million Block Purchase of ADSs

Focus Media Holding Limited (Nasdaq: FMCN), China’s largest lifestyle targeted out-of-home digital media company, today announced its intention to continue purchasing shares pursuant to its previously announced share repurchase program.

In addition, the Company also announced that today chairman Jason Jiang will purchase US$11 million in Focus Media ADSs in a block trade.

“Our commitment to the Company’s repurchase program and my own decision to purchase additional ADSs of the Company both reflect our belief in the soundness of our business fundamentals and the ongoing strength of our core business. We believe repurchasing at the current price level would be highly accretive to shareholders,” said Jason Jiang, Chairman and Chief Executive Officer of Focus Media.

As of November 22, 2011, approximately $300 million remains available for the repurchase program.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.  As of September 30, 2011, Focus Media’s out-of-home lifestyle interactive digital media network had approximately 178,000 LCD displays in about 100,000 commercial buildings that covered more than 100 cities, 426,000 in-elevator poster and digital picture frames in residential buildings that covered 35 cities, approximately 51,000 LCD displays in more than 2,800 hypermarkets, supermarkets and convenience stores and approximately 2,000 movie screens in about 300 movie theaters throughout China.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn